Exhibit 99.1

St. John’s, Newfoundland and Labrador (November 17, 2016)

Fortis Inc. Sells 4.7 Million Trust Units of Slate Office REIT
Not for distribution to U.S. newswire services or dissemination in the United States
Fortis Inc. (“Fortis” or the “Corporation”) (TSX:FTS) (NYSE:FTS) announced that it has agreed to sell 4,729,729 trust units of Slate Office REIT (“Slate Office”) (TSX:SOT.UN), representing approximately 10.3% of the issued and outstanding trust units of Slate Office on a fully diluted basis, in a secondary sale on a “bought block trade” basis at a sale price of $7.78 per trust unit, for aggregate gross proceeds to Fortis of approximately $36.8 million. The trust units are being sold by Fortis to support its general financing requirements and its objective to invest in the core utility business of Fortis. The sale is expected to close on November 22, 2016.
The underwriters for the sale are being led by CIBC Capital Markets. Immediately prior to entering into the secondary sale transaction, Fortis owned 4,729,729 trust units of Slate Office. On closing of the sale, Fortis will no longer own any trust units of Slate Office.
The trust units of Slate Office being sold by Fortis have not been registered under the U.S. Securities Act of 1933, as amended, or under any state securities laws. This news release is not an offer of securities for sale or a solicitation of an offer to purchase securities in the United States or Canada, or in any jurisdiction in which such offer, solicitation or sale would be unlawful. The trust units of Slate Office sold as part of this offering will not be offered or sold in the United States.
About Fortis:
Fortis is a leader in the North American regulated electric and gas utility industry with assets of more than CAD$45 billion.  The Corporation’s 8,000 employees serve customers at utility operations in five Canadian provinces, nine U.S. states and three Caribbean countries.
Fortis shares are listed on the TSX and NYSE and trade under the symbol FTS. Additional information can be accessed at www.fortisinc.com, www.sedar.com, or www.sec.gov.
Fortis includes forward-looking statements in this media release within the meaning of applicable securities laws including the Private Securities Litigation Reform Act of 1995. Forward‑looking statements included in this media release reflect expectations of Fortis management regarding future growth, results of operations, performance, business prospects and opportunities. Wherever possible, words such as “anticipates”, “believes”, “budgets”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “may”, “might”, “plans”, “projects”, “schedule”, “should”, “target”, “will”, “would” and the negative of these terms and other similar terminology or expressions have been used to identify the forward-looking statements, which include, without limitation: statements related to the disposition of all of the trust units of Slate Office held by the Corporation and the expected timing of the closing of such disposition.

Forward-looking statements involve significant risk, uncertainties and assumptions. Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking statements. These factors or assumptions are subject to inherent risks and uncertainties surrounding future expectations generally, including those identified from time to time in the forward-looking statements. Such risk factors or assumptions include, but are not limited to, risks relating to failure to complete the disposition and the timing thereof. Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward‑looking statements. These factors should be considered carefully and undue reliance should not be placed on the forward-looking statements. For additional information with respect to certain of these risks or factors, reference should be made to the continuous disclosure materials filed from time to time by Fortis with Canadian securities regulatory authorities and the Securities and Exchange Commission. Fortis disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For more information, please contact:

Investor Enquiries	Media Enquiries
Ms. Janet Craig Vice President, Investor Relations Fortis Inc. Tel: 709.737.2863	Ms. Karen McCarthy Director of Communications & Corporate Affairs Fortis Inc. Tel: 709.737.5323